A5 Laboratories Inc.
10300 Chemin de la Cote-De-Liesse
Lachine, Quebec, H8T 1A3

May 5, 2011

Tia Jenkins
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	A5 Laboratories Inc.
Form 10-K for the year ended September 30, 2010
Filed January 13, 2011
Correspondence submitted March 25, 2011
File No. 333-138927

Dear Ms. Jenkins:

By letter dated April 20, 2011, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided A5 Laboratories Inc. (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10-K, originally filed on January 13, 2011, and subsequently amended on March 25, 2011 (the “Annual Report”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K filed on January 13, 2011

Controls and Procedures, page 21

1.
Please present the disclosures required by Item 307 of Regulation S-K separately from the disclosures required by Item 308(a) of Regulation S-K.  Specifically you did not include your assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.  See Item 308(a)(3) of Regulation S-K.

RESPONSE: We have amended the Annual Report to provide the required disclosures set forth in Item 307 and Item 308(a) of Regulation S-K.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Richard Azani
Richard Azani
Chief Executive Officer